UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

REED’S, INC.

(Name of Issuer)

Common Stock ($0.0001 par value per share)

(Title of Class of Securities)

758338305

(CUSIP Number)

Ruba Qashu

Barton LLP

100 Wilshire Suite 1300, Los Angeles CA 90401

(949) 355-5405

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 758338305

1.	Names of Reporting Persons: John J. Bello I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: US

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 96,002*
	8.	Shared Voting Power: 375,244**
	9.	Sole Dispositive Power: 96,002
	10.	Shared Dispositive Power: 375,244

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 471,247**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 9.87%***
14.	Type of Reporting Person (See Instructions): IN

This Schedule 13D/A amends and restates in its entirety the statement on Schedule 13D filed by the Reporting Persons with the SEC on May 20, 2020. On January 27, 2023, The Issuer’s 1 for 50 reverse stock split was effective on Nasdaq at 12:01 a.m. Eastern Time on January 27, 2023 (“Reverse Stock Split”). At the Effective Time, the Issuer’s common stock commenced trading under a new CUSIP number, 758338305.

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* Consists of 25,087 shares (the “Shares”) of the common stock, par value $0.0001 per share (the “Common Stock”) of Reed’s Inc., a Delaware corporation (the “Issuer”) held by the Bello Family Partnership, Shares underlying Shares underlying 58,555 currently exercisable warrants held in the Reporting Person’s name, 2,318 shares of Common Stock held in the Reporting Person’s personal IRA, 10,042 Shares held directly in the Reporting Person’s name including 1,000 Shares underlying currently exercisable options.

**Reporting Person shares voting and dispositive control of 336,559 Shares and Shares underlying 38,685 currently exercisable warrants held by the John and Nancy Bello Revocable Trust with co-trustee and spouse, Nancy Bello.

***The calculation is based on 4,267,371 Shares, which is the sum of (i) 4,169,131 Shares outstanding on May 30, 2023, as reported by Issuer’s transfer agent plus (ii) 97,240 Shares issuable upon exercise of certain warrants plus (iv) 1,000 Shares issuable upon exercise of certain stock options.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to shares (the “Shares”) of the common stock, par value $0.0001 per share (the “Common Stock”) of Reed’s Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 201 Merritt 7 Corporate Park, Norwalk, Connecticut 06851.

Item 2.	Identity and Background.

(a)	The names of the person filing this statement on Schedule 13D (the “Reporting Person”) is John Bello.

(b)	The Reporting Person’s principal business address is 201 Merritt 7 Corporate Park, Norwalk, Connecticut 06851.

(c)	The Reporting Person is the Chairman of the board of directors of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Persons has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares came from the Reporting Person’s personal funds. No borrowed funds were used to purchase the Shares.

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Item 4.	Purpose of Transaction.

The purpose of the acquisition of the Shares by the Reporting Person is for investment. The Reporting Person may make purchases of Shares from time to time and may dispose of any or all of the Shares held by him at any time, in accordance with applicable law. The Reporting Person may review or reconsider his position with respect to the Company or formulate plans or proposals with respect to any such matter but has no present intention of doing so. Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Person do not have any plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Persons reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 521,247 Shares, including 25,087 shares (the “Shares”) of the common stock, par value $0.0001 per share (the “Common Stock”) of Reed’s Inc., a Delaware corporation (the “Issuer”) held by the Bello Family Partnership, Shares underlying Shares underlying 58,555 currently exercisable warrants held in the Reporting Person’s name, 2,318 shares of Common Stock held in the Reporting Person’s personal IRA, 50,000 Shares underlying currently exercisable stock options held directly in the Reporting Person’s name and 10,042 Shares held directly in the Reporting Person’s name, 143,135 Shares and Shares underlying 38,685 currently exercisable warrants held by the John and Nancy Bello Revocable Trust with co-trustee and spouse, Nancy Bello.

(b) The Reporting Person has sole voting and dispositive control over 339,427 Shares held. The Reporting Person shares voting and dispositive power with co-trustee, Nancy Bello over 143,135 Shares and Shares underlying 38,685 currently exercisable warrants held by the Trust. Nancy Bello is the Reporting Person’s retired spouse and shares principal address with the Reporting Person. During the last five years, Mrs. Bello has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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(c) On May 25, 2023, the Trust purchased 193,424 Shares and 36,685 Shares underlying currently exercisable warrants for a purchase price of $2.585 per share in the Issuer’s private placement that closed on May 25, 2023, as described in the Current Report on Form 8-K dated May 25, 2023, The 2023 Warrants have an exercise price of $2.50 per share, subject to adjustment in certain events as set forth therein, and may be exercised from time to time at any time after the date of issuance through May 25, 2026. The 2023 Warrants include a 19.9% beneficial ownership blocker that may be waived by holder upon 60 days’ notice to the Issuer. On May 25, 2022, Mr. Bello also entered into a registration rights agreement, which grants customary registration rights to the Trust.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between the Reporting Person and any other person or entity.

No other transactions in Shares were effected by the Reporting Person, the IRA, Partnership or Trust during the sixty days preceding the date hereof.

(d) not applicable

(e) not applicable

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2023

By:	/s/ John Bello
JOHN BELLO

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